UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10537

Nuevo Energy Company

(Exact name of registrant as specified in its charter)

1021 Main Street, Suite 2100, Houston, Texas 77002, (713) 652-0706

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

$2.875 Term Convertible Securities, Series A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certificate or notice date: One holder of record

Pursuant to the requirements of the Securities Exchange Act of 1934 Nuevo Energy Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2004	By:	/s/ John F. Wombwell

	Name: Title:	John F. Wombwell Executive Vice President, General Counsel and Secretary of Plains Exploration & Production Company, Successor-in-Merger to Nuevo Energy Company